From: Yuxia Zhang – CEO and Director

K-Chain Group Inc.

2500 E. Colorado Blvd

Suite 255

Pasadena, CA 91107

To: U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

Date: January 07, 2021

RE: Request for Qualification of Offering

Statement Filed December 18, 2020.

We formally request that the Offering Statement (Regulation A), file no. 201397609, as amended and filed December 18, 2020, be Qualified effective Monday January 11th, 2021.

Sincerely,

/s/ Yuxia Zhang

Yuxia Zhang

CEO - Director